Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ending September 30		Year Ending
	2005	2004	2004	2003	2002	2001	2000
Earnings:
Income before taxes	26,514	61,626	87,685	66,413	48,399	49,655	24,041
Add back:
Fixed charges	3,389	2,349	3,274	3,183	1,917	1,619	1,711

Total earnings	29,903	63,975	90,959	69,596	50,316	51,274	25,752

Fixed charges:
Interest expense	1,288	793	1,049	1,452	438	347	578
Interest component of rental expense	2,101	1,556	2,225	1,731	1,479	1,272	1,133

Total fixed charges	3,389	2,349	3,274	3,183	1,917	1,619	1,711

Ratio of earnings to fixed charges	8.82	27.23	27.78	21.86	26.25	31.67	15.05

Rent expense detail:
Office rent	6,354	4,628	6,652	4,996	3,828	3,347	2,557
Equipment rent	649	557	764	775	1,102	892	1,220

Total rent	7,003	5,185	7,416	5,771	4,930	4,239	3,777
Interest factor	0.3	0.3	0.3	0.3	0.3	0.3	0.3

Interest component of rental expense	2,101	1,556	2,225	1,731	1,479	1,272	1,133